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                                                              Exhibit 99.(a)(11)

We are amending and supplementing the offer to exchange option grants as follows:

         "Non-plan" option grants, previously included in this offer, are now excluded from this offer.

         We are changing the fax number to which your Letter of Transmittal (Election to Participate) should be sent. The new number is (858) 450-4947. If, however, you have already sent your Letter of Transmittal (Election to Participate) to the fax number provided in the original Offer to Exchange, we will ensure that it is delivered to the appropriate persons, and you do not need to do anything further.

         We are extending the offer to exchange outstanding stock options under the Plans. This offer will now remain open until 5:00 p.m. Pacific Time on May 17, 2002.

         We are supplementing the information previously provided regarding supplemental option grants equal to 10% of the equivalent number of FIBR options that will be made to employees who elect not to participate in this offer to exchange. Such supplemental option grants will vest at the rate of 25% every three months for one year in total.

         We are supplementing the information previously provided regarding the exercise price of options that have been converted from SNI option grants into FIBR option grants. Upon conversion of SNI option grants into FIBR option grants, the exercise price of such converted FIBR option grant is equal to the exercise price of the SNI option grant multiplied by 3.9. For example, an employee who tenders an option to purchase 3.9 shares of SNI stock at an exercise price of $5.45 per share will receive an option to purchase 1 share of FIBR stock with an exercise price of $21.25.

         In addition, you should review any amendments to our Schedule TO and the Offer to Exchange that was filed with the SEC, including, among other things, the information contained in Amendment No. 1 to the Schedule TO, and delivered to you as an Amendment to the Offer to Exchange.

         We are continuing our negotiations with the holders of SNI's Series A Convertible Preferred Stock but have not reached an agreement with them. On an "as converted" basis, the shares of Series A Convertible Preferred Stock represent approximately 14% of the outstanding shares of SNI. The terms of a settlement with the holders of such shares of Preferred Stock may include a requirement that we issue a significant and material quantity of our equity securities or securities that are convertible into our common stock.

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         We have amended the offer to exchange option grants regarding our disclosure in the offer to exchange of any plans or proposals that relate to or would result in an extraordinary transaction, sale of a material amount of our assets, material change in our dividend rates or policy, our indebtedness or capitalization, material change in our corporate structure or business, our not being authorized for quotation, our common stock being eligible for termination of registration, suspension of our obligation to file reports under Section 15(d) of the Securities Exchange Act, acquisition or disposition of a material amount of our securities, or changes in our organizational documents. Currently we have no plans or proposals that relate to or would result in the foregoing except as is disclosed in our offer to exchange.

         To participate in the New Grant Program, you must make a voluntary election that will become irrevocable by 5:00 p.m. Pacific Time on May 17, 2002, to cancel your outstanding stock options in exchange for new nonqualified stock options to be granted on the replacement grant date.

         If you have not already done so, please complete the Letter of Transmittal (Election to Participate) that is attached at the end of the Offer to Exchange, sign it, and ensure that Sorrento Networks Corporation receives it no later than 5:00 p.m. Pacific Time on May 17, 2002. If you wish to exchange SNI options, you must also complete and deliver the accompanying Stock Option Conversion form. If possible, please hand deliver your form to Sorrento Networks Corporation. Otherwise, you can return your form by fax to (858) 450-4947 or by mail to Sorrento Networks Corporation, 9990 Mesa Rim Road, San Diego, California 92121, attn: Tom McLain. Sorrento Networks Corporation will send you a confirmation by e-mail within three business days of receipt of your Letter of Transmittal (Election to Participate, and Stock Option Conversion form, if applicable). However, if you submit your Letter of Transmittal (Election to Participate, and Stock Option Conversion form, if applicable) shortly before the specified deadline, you may not receive your confirmation before the deadline. If you have already submitted your Letter of Transmittal (Election to Participate), you do not need to do anything further.

If you have any questions, feel free to contact Tom McLain at Sorrento Networks Corporation at (310) 581-4030.

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